Curaleaf Holdings, Inc. Investor Relations Curaleaf Announces Strong Preliminary Unaudited Fourth Quarter 2025 Results Net revenue for Q4 2025 expected to be at least $330 million, an increase of approximately 4% sequentially and 1% compared to Q4 2024 Adjusted gross profit margin(1) for Q4 and full year 2025 anticipated to be approximately 48.5% and 50%, respectively Discontinuing Hemp Business and Exiting Missouri STAMFORD, Conn., Jan. 20, 2026 /PRNewswire/ -- Curaleaf Holdings, Inc. (TSX: CURA) (OTCQX: CURLF) ("Curaleaf" or the "Company"), a leading international provider of consumer cannabis products, today announced the following preliminary unaudited financial results for the fourth quarter ended December 31, 2025 ("Q4 2025"), reported in accordance with U.S. generally accepted accounting principles ("U.S. GAAP" or "GAAP") and in U.S. dollars. In addition, the Company has decided to discontinue its hemp division due to recent federal legislation passed in November 2025 reducing the allowable amount of THC to a non-intoxicating level, and cease operating in the state of Missouri. Both of these business units combined to represent approximately $2 million in revenue in Q3 2025 and Q4 2005. Fourth quarter net revenue excluding the discontinued businesses is expected to be at least $330 million, implying approximately 4% sequential growth compared to Q3 2025 net revenue of $317.8 million, above the previous guidance range of low single digit growth. Fourth quarter net revenue is expected to grow approximately 1% compared to Q4 2024 net revenue of $327.8 million. Fourth quarter adjusted gross profit margin(1) excluding the discontinued businesses is expected to be approximately 48.5%. Comparable adjusted gross profit margin(1) for Q4 2024 was 48.5%. Full year 2025 adjusted gross margin is expected to be approximately 50%. "Our preliminary Q4 results demonstrate that the "Return to Our Roots" strategy has delivered clear impact, with solid revenue growth and sustained strong margins. We have also made the strategic decision to wind down our hemp business due to new federal regulations prohibiting hemp-derived THC products containing THC above 0.3%, and exit Missouri as a sub-scale presence in the state did not justify continued investment," said Boris Jordan, Chairman and CEO of Curaleaf. "Having completed this reset initiative at the end of Q4, we're closing the year on a high note with a solid foundation in place to drive renewed momentum and performance in 2026. As we build on this progress, we remain focused on maintaining a robust balance sheet while completing the refinancing of our senior secured notes due December 2026, guided by our comprehensive capital allocation and liquidity strategy." The Company anticipates releasing full financial and operating results for the fourth quarter and full year 2025 by early March, with an earnings conference call and audio webcast to follow at 5:00 PM E.T. The dial-in and webcast details will be available in the coming weeks via press release and on Curaleaf's IR website at https://ir.curaleaf.com. About Curaleaf Holdings Curaleaf Holdings, Inc. (TSX: CURA) (OTCQX: CURLF) ("Curaleaf") is a leading international provider of consumer products in cannabis with a mission to enhance lives by cultivating, sharing and celebrating the power of the plant. As a high-growth cannabis company known for quality, expertise and reliability, the Company and its brands, including Curaleaf, Select, Grassroots, Find, Anthem and The Hemp Company provide industry-leading service, product selection and accessibility across the medical and adult use markets. Curaleaf International is powered by a strong presence in all stages of the supply chain. Its unique distribution network throughout Europe, Canada and Australasia brings together pioneering science and research with cutting-edge cultivation, extraction and production. Curaleaf is listed on the Toronto Stock Exchange under the symbol CURA and trades on the OTCQX market under the symbol CURLF. For more information, please visit https://ir.curaleaf.com. Curaleaf IR X Account: https://x.com/Curaleaf_IR Investor Relations Website: https://ir.curaleaf.com/ Investor Contact: Curaleaf Holdings, Inc. Camilo Lyon, Chief Investment Officer IR@curaleaf.com Media Contact: MATTIO Communications MattioCuraleaf@Mattio.com

Non-GAAP Financial and Performance Measures Curaleaf reports its financial results in accordance with U.S. GAAP and also uses certain non-GAAP financial measures and ratios to evaluate performance. Non-GAAP financial ratios used in this press release include "adjusted gross profit margin". Such ratios do not have standardized definitions under U.S. GAAP and may not be comparable to similar ratios used by other issuers. Curaleaf defines the following non-GAAP ratio as follows: Adjusted gross profit margin: adjusted gross profit divided by total revenues, net. The equivalent GAAP measure is gross profit margin Management believes this ratio (i) provides investors with additional insight into the Company's financial strength and underlying performance, (ii) aligns external reporting with how management evaluates results and (iii) facilitates comparisons with other issuers. This ratio should not be considered in isolation from, or as a substitute for, U.S. GAAP results nor should they be considered as indicators of the Company's future performance. Cautionary Statement Regarding Financial Outlook and Preliminary Results This press release contains financial outlook within the meaning of applicable Canadian securities laws. The financial outlook has been prepared by management of the Company to provide an outlook for the Company's forecasted revenue for the fourth quarter 2025, but may not be appropriate for any other purposes. It contains limited information meant to assist the reader in assessing Curaleaf's performance, and is not in any way a substitute for the Company's financial statements and MD&A reports. The preliminary financial results and other measures for the fourth quarter 2025 reflect information available to the Company as of the date of this press release, and the actual results of the Company's operations may vary from the amounts set forth in these projections due to the completion of year end accounting procedures and adjustments, and the completion of the preparation and audit of the Company's financial statements for the fourth quarter and year ended December 31, 2025. Factors that could cause the Company's actual results for the fourth quarter to differ materially from its preliminary results include, but are not limited to, inaccurate assumptions, unrecorded expenses, changes in estimates or judgments, and facts or circumstances affecting the application of the Company's critical accounting policies. In addition, the Company's independent registered public accounting firm has not audited, nor have they completed their review and other procedures with respect to the preliminary results, nor have they expressed any opinion or any other form of assurance on the preliminary results. The Company and its management believe that the financial outlook has been prepared on a reasonable basis. However, because this information is highly subjective and subject to numerous risks, including the risks discussed under the heading "Forward- Looking Statements" herein, it should not be relied on as necessarily indicative of future results. Forward-Looking Statements This media advisory contains forward-looking statements and forward-looking information within the meaning of applicable securities laws. These statements relate to future events or future performance. All statements other than statements of historical fact may be forward–looking statements or information. Generally, forward-looking statements and information may be identified by the use of forward-looking terminology such as "plans", "expects" or "proposed", "is expected", "intends", "anticipates", or "believes", or variations of such words and phrases, or by the use of words or phrases which state that certain actions, events or results may, could, would, or might occur or be achieved. More particularly and without limitation, this news release contains forward-looking statements and information concerning the Company' forecasted fourth quarter 2025 revenue and other financial results. Such forward-looking statements and information reflect management's current beliefs and are based on assumptions made by and information currently available to the Company with respect to the matter described in this new release. Forward-looking statements involve risks and uncertainties, which are based on current expectations as of the date of this release and subject to known and unknown risks and uncertainties that could cause actual results to differ materially from those expressed or implied by such statements. Additional information about these assumptions and uncertainties is contained under "Risk Factors and Uncertainties" in the Company's latest annual information form filed on March 3, 2025, which is available under the Company's SEDAR profile at http://www.sedar.com, and in other filings that the Company has made and may make with applicable securities authorities in the future. Forward-looking statements contained herein are made only as to the date of this press release and we undertake no obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise, except as required by law. We caution investors not to place considerable reliance on the forward-looking statements contained in this press release. The Toronto Stock Exchange has not reviewed, approved or disapproved the content of this news release. (1) Adjusted gross profit margin is a non-GAAP financial ratio, without a standardized definition under U.S. GAAP and which may not be comparable to similar measures or ratios used by other issuers. See "Non-GAAP Financial Performance Measures" below for definitions and more information regarding Curaleaf's use of non-GAAP financial measures and non-GAAP financial ratios. SOURCE Curaleaf Holdings, Inc.

https://ir.curaleaf.com/2026-01-20-Curaleaf-Announces-Strong-Preliminary-Unaudited-Fourth-Quarter-2025-Results